Oracle Partners Commences Legal Action Against Biolase, Inc.

Seeks to Enjoin Unlawful Action

GREENWICH, Conn., March 12, 2014 /PRNewswire/ -- Oracle Partners, L.P. ("Oracle"), Biolase, Inc.'s ("Biolase" or the "Company") (Nasdaq: BIOL) largest shareholder, announced that it has commenced legal action in the Delaware Court of Chancery against the Company seeking to enjoin action in violation of the Company’s Bylaws and Delaware law. The unlawful action occurred when the Company, without approval of the Board, purportedly expanded the Company’s Board of Directors from six to eight directors and reappointed two directors who had previously resigned from the Board. Specifically:

•	On, February 28, 2014, two current Board members, Dr. Alexander K. Arrow and Dr. Sam Low tendered their resignations as directors of the Company and two independent new directors, Mr. Jeffrey M. Nugent and Mr. Paul N. Clark, were appointed by the Board to fill the resulting two vacancies.

•	Biolase publicly announced these events in a press release on March 3, 2014 and stated that its Board consists of six directors.

•	On March 6, 2014, the Company filed a Form 8-K with the Securities and Exchange Commission reporting the appointments of Messrs. Clark and Nugent to the Board, but claiming the size of the Board somehow to be increased to eight members because Mr. Pignatelli claims after-the-fact not to have accepted the resignations of Drs. Arrow and Low.

•	Under both the Company’s own Bylaws and as a matter of Delaware law, director resignations become effective immediately and are effective whether or not accepted by the Company or the Board.

•	Since the vacancies created by Drs. Arrow’s and Low’s resignations were subsequently filled by Messrs. Clark and Nugent, there were no Board vacancies remaining to which Drs. Arrow and Low could be reappointed.

•	Any expansion of the Board from six to eight members and any reappointment of Drs. Arrow and Low require action by a majority of the Board, neither of which is purported to have occurred.

Larry Feinberg, the Managing Member of Oracle’s general partner stated: “What seems to have occurred is a manipulation of the Board at the behest of the Chairman and CEO in an effort to protect his positions at the Company. We therefore have taken action against the Company in Delaware Court to prevent this unlawful activity.”

Oracle’s action in Delaware seeks the following relief:

•	A declaratory judgment that the resignations of each of Drs. Arrow and Low were effective on February 28, 2014, when those resignations were communicated to the Company or its Board, and that neither Dr. Arrow nor Dr. Low is currently a member of the Board.

•	A declaratory judgment that the Board currently consists of only six members, not eight as falsely claimed by the Company in its March 6 Form 8-K.

•	An Order temporarily, preliminarily and permanently enjoining Biolase and its Board from taking any actions unless they are approved by at least four of the Biolase directors, excluding any votes of Drs. Arrow or Low, whose directorships are vehemently disputed.

Oracle Partners previously announced its nomination of four independent directors for election to the Biolase Board in response to these unlawful actions in furtherance of management and Board entrenchment, as well as the poor operating and financial performance of the Company.

Mr. Feinberg added: “Unlawful actions regarding Board composition cannot stand. We have brought our action in Delaware court for the benefit of all shareholders and intend to vigorously pursue and enforce shareholders’ rights.”

About Oracle Partners, L.P.

Oracle Partners is a fundamental-research driven investment fund that is exclusively focused on the global healthcare and bioscience industries.

Additional Information and Where to Find It

Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC, Oracle Investment Management, Inc. and Larry N. Feinberg (collectively, "Oracle"), together with Paul N. Clark, Jeffrey M. Nugent, Frederic H. Moll and Eric Varma, are participants in the solicitation of proxies from stockholders in connection with the 2014 Annual Meeting of Stockholders (the "Annual Meeting") of Biolase, Inc. (the "Company"). Oracle intends to file a proxy statement (the "2014 Proxy Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Annual Meeting.

Oracle may be deemed to beneficially own 6,105,383 shares of the Company's common stock, representing approximately 16.4% of the Company's outstanding common stock. None of the other participants owns in excess of 1% of the Company's common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, Oracle intends to mail the definitive 2014 Proxy Statement and an accompanying proxy card to some or all stockholders pursuant to applicable SEC rules. STOCKHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by Oracle with respect to the Company with the SEC in connection with the Annual Meeting at the SEC's website (http://www.sec.gov) or by writing to Oracle Partners, L.P., 200 Greenwich Avenue, Greenwich, CT 06830.

CONTACT:	Oracle Partners, L.P., Aileen Wiate, Chief Financial Officer, (203) 862-7900 or BMC Communications, Brad Miles, CEO, 646.513.3125